FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F _____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: July 23, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

1.

Reporting Issuer

Wheaton River Minerals Ltd. (“Wheaton”)

1560-200 Burrard Street

Vancouver, BC  V6C 3L6

2.

Date of Material Change

July 14, 2004

3.

News Release

A news release with respect to the material change referred to in this report was issued through newswire services on July 14, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

Wheaton River Minerals Ltd. (“Wheaton”) announced that Coeur d’Alene Mines Corporation (“Coeur”) has not yet made a formal offer to Canadian shareholders of Wheaton.  Although Coeur has filed a registration statement in the United States relating to an offer to US shareholders of Wheaton, Coeur has not filed a take-over bid circular with applicable Canadian securities regulatory authorities and so is not in a position to make a legal offer to Wheaton’s Canadian shareholders.

5.

Full Description of Material Change

Wheaton River announced that Coeur has not yet made a formal offer to Canadian shareholders of Wheaton.  Although Coeur has filed a registration statement in the United States relating to an offer to US shareholders of Wheaton, Coeur has not filed a take-over bid circular with applicable Canadian securities regulatory authorities and so is not in a position to make a legal offer to Wheaton’s Canadian shareholders.

As previously announced, the Board of Directors of Wheaton has appointed a Special Committee of directors who are independent of Wheaton management.  The Committee will consider the Coeur offer and make recommendations to the full Board.  The Special Committee has engaged Orion Securities Inc. to act as its financial advisers.

Wheaton encourages its shareholders not to deposit any common shares of Wheaton to the Coeur offer and not to take any other action concerning the offer until shareholders have received further communications from the Board of Directors of Wheaton.

After receiving the report and recommendations of the Special Committee, the Board will issue a Directors’ Circular concerning the Coeur offer.  The Directors’ Circular will contain important information including the Special Committee’s views concerning the Coeur offer and the Board’s recommendation as to whether Wheaton shareholders should accept or reject the Coeur offer.

Wheaton also announced that Frank Giustra and Neil Woodyer will step down as directors of Wheaton effective immediately, but will continue in their advisory role through the company’s relationship with Endeavour Financial.  The Board of Wheaton is now comprised of Larry Bell, Douglas Holtby, Eduardo Luna, Antonio Madero, Ian McDonald and Ian Telfer.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

DATED this 23rd day of July, 2004.

Per:

“Ian W. Telfer”

Ian W. Telfer

Chairman and Chief Executive Officer

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

1.

Reporting Issuer

Wheaton River Minerals Ltd. (“Wheaton”)

1560-200 Burrard Street

Vancouver, BC  V6C 3L6

2.

Date of Material Change

July 14, 2004

3.

News Release

A news release with respect to the material change referred to in this report was issued through newswire services on July 14, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

Wheaton and Chap Mercantile Inc. (“Chap” or “Silver Wheaton”) announced that Chap has agreed to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico for an upfront payment of Cdn$262 million payable in cash and Chap common shares plus a per ounce payment of US$3.90 per ounce, subject to adjustment (the “Silver Transaction”).  In connection with the Silver Transaction, Chap will change its name to Silver Wheaton Corporation.

The Silver Transaction has been under consideration by Wheaton since early 2004 and was delayed so that Wheaton could focus on the proposed business combination with IAMGold Corporation (“IAMGold”).  In the event that Coeur d’Alene Mines Corporation (“Coeur”) completes its previously announced offer to acquire Wheaton common shares on August 27, 2004, Wheaton and Luismin S.A. de C.V. (“Luismin”) will have the option not to proceed with the Silver Transaction.

In connection with the Silver Transaction, Silver Wheaton intends to complete a minimum Cdn$30 million and maximum Cdn$50 million equity financing.

5.

Full Description of Material Change

Wheaton and Chap, a TSX-Venture listed company with approximately 8.7 million issued and outstanding common shares, announced that Chap has agreed to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico for an upfront payment of Cdn$262 million payable in cash and Chap common shares plus a per ounce payment of US$3.90 per ounce, subject to adjustment.  In connection with the Silver Transaction, Chap will change its name to Silver Wheaton Corporation.

The Silver Transaction has been under consideration by Wheaton since early 2004 and was delayed so that Wheaton could focus on the proposed business combination with IAMGold.  In the event that Coeur completes its previously announced offer to acquire Wheaton common shares on August 27, 2004, Wheaton and Luismin will have the option not to proceed with the Silver Transaction.

In connection with the Silver Transaction, Silver Wheaton intends to complete a minimum Cdn$30 million and maximum Cdn$50 million equity financing.

Upon completion of the transactions, Silver Wheaton will be the only silver mining company with 100% of its cash flow from silver production and will be well positioned to grow as a silver exploration, development and mining company through asset acquisitions, exploration or corporate transactions.

Luismin Mining Operations

Luismin, a wholly-owned subsidiary of Wheaton, sold 1,612,900 ounces of silver for the three months ended March 31, 2004, 6,054,200 ounces of silver for the year ended December 31, 2003 and expects to increase its silver production to more than 8 million ounces by 2006.  Luismin’s principal silver mining operations in Mexico are comprised of several mines in the San Dimas district, on the borderline of the states of Durango and Sinaloa and the San Martin mine in the State of Querétaro.  For further details, please see the annual information form of Wheaton for the year ended December 31, 2003 and Wheaton’s Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2004 available at www.sedar.com.

$30-$50 Million Chap Equity Financing

Chap has engaged GMP Securities Ltd. as lead agent to sell, on a best efforts basis, by way of private placement, a minimum of 75 million and a maximum of 125 million subscription receipts at a price of Cdn$0.40 per subscription receipt for gross proceeds of a minimum of Cdn$30 million and a maximum of Cdn$50 million (the “Silver Wheaton Financing”).

Each subscription receipt will entitle the holder to acquire one common share and one-half of one common share purchase warrant of Silver Wheaton, without payment of additional consideration.  Each whole warrant will be exercisable for one common share at a price of Cdn$0.80 for a period of five years after the closing date.

The net proceeds from the private placement will be used to fund the cash portion of the purchase price of the acquisition of 100% of silver produced at Luismin’s mining operations in Mexico.  The proceeds will be held in escrow pending the completion of the Silver Transaction and the receipt of all required approvals and consents to complete the transactions described herein.

Completion of the private placement is subject to receipt of all necessary regulatory and other approvals including the approval of the TSX Venture Exchange.  It is anticipated that closing of the private placement will occur on or about August 5, 2004.

Silver Transaction Terms

Purchase Price

In furtherance of the Silver Transaction, Wheaton, Luismin and Silver Wheaton will enter into a number of agreements pursuant to which Silver Wheaton will purchase 100% of the silver produced by Luismin’s mining operations in Mexico for (a) an upfront payment of Cdn$262 million in cash and Chap shares, (b) a per ounce payment at a price equal to the lesser of (i) US$3.90 per ounce (subject to a consumer price adjustment after three years) and (ii) the then prevailing market price per ounce of silver and (c) an amount equal to the Silver Wheaton Share of Capital Expenditures referred to below under “Expansion Capital Expenditures”.  The Cdn$262 million payment will be satisfied by the payment of a cash amount equal to the net proceeds of the Silver Wheaton Financing less Cdn$1 million and the balance in Silver Wheaton common shares.  Assuming completion of a Cdn$50 million equity financing by Silver Wheaton, the consideration will be satisfied by the payment of Cdn$46 million in cash and 540 million Silver Wheaton common shares valued at Cdn$0.40 per share.

Rights to Participate in Advanced Projects

If Silver Wheaton or Wheaton acquires a direct or indirect interest in a precious metal exploration or development property situated anywhere in Mexico, which it does not currently, directly or indirectly, own an interest in, and should such interest either be, or become, the subject of a positive feasibility study or consist of active mining operations within a period of three years from the date of the term sheet, then the owner of the interest will offer the other party the opportunity to purchase and participate in the project by, in the case of a project being offered by Wheaton to Silver Wheaton, the payment of 49% of the total acquisition and exploration costs incurred by Wheaton or any of its subsidiaries to that date (together with a commitment to continue to fund 49% of the expenditures incurred subject to an agreed upon dilution formula) and, in the case of a project being offered by Silver Wheaton to Wheaton, the payment of 51% of the total acquisition and exploration costs incurred by Silver Wheaton or any of its subsidiaries to that date (together with a commitment to continue to fund 51% of the expenditures incurred subject to an agreed upon dilution formula).  In the event that any such project or interest is offered by Silver Wheaton to Wheaton, Wheaton shall, upon payment of the appropriate amount to Silver Wheaton be entitled to become operator of the project.

Pre-Emptive Right

For a period of three years, Wheaton (through a special purpose offshore subsidiary of Wheaton) will, so long as it owns, directly or indirectly at least 20% of the outstanding Silver Wheaton common shares, have the right to maintain its pro-rata interest in Silver Wheaton should Silver Wheaton issue any additional Silver Wheaton shares pursuant to an equity financing or otherwise.

Luismin Silver Purchase Agreement

Wheaton will incorporate a special purpose offshore subsidiary (“Wheaton Subco”) which will enter into an agreement (the “Luismin Silver Purchase Agreement”) with Luismin to purchase 100% of all silver produced by Luismin from its existing Mexican mining operations (including all silver produced from the Los Filos property currently being developed by Luismin) at a price not to exceed the then prevailing market price per ounce of silver.

Any amendment to the Luismin Silver Purchase Agreement will be subject to the prior written consent of Silver Wheaton Subco.

Wheaton will guarantee the performance of Wheaton Subco under both the Luismin Silver Purchase Agreement and the Wheaton Silver Purchase Agreement described below.

Silver Wheaton Purchase Agreement

Silver Wheaton will incorporate a special purpose offshore subsidiary (“Silver Wheaton Subco”) which will enter into an agreement (the “Wheaton Silver Purchase Agreement”) with Wheaton Subco pursuant to which Silver Wheaton Subco will purchase 100% of all silver which has been purchased by Wheaton Subco from Luismin pursuant to the Luismin Silver Purchase Agreement at a price (the “Transfer Price”) which is the lesser of: (a) US$3.90 per ounce (subject to a consumer price adjustment after three years); and (b) the then prevailing market price per ounce of silver.

Wheaton Subco will agree to sell to Silver Wheaton Subco a minimum of 120 million ounces of silver (the “Minimum Amount”) within a period of 25 years following the entering into of the Wheaton Silver Purchase Agreement (the “Guarantee Period”).  If at the end of the Guarantee Period, the total number of ounces of silver sold by Wheaton Subco to Silver Wheaton Subco is less than the Minimum Amount, Wheaton Subco shall be required to pay a penalty to Silver Wheaton Subco of an amount equal to the Minimum Amount less the number of ounces of silver actually sold by Wheaton Subco to Silver Wheaton Subco during the Guarantee Period, multiplied by US$0.50.

Silver Wheaton will have no contractual rights relating to Luismin’s operations nor will it have any interest in any of the Luismin properties.  Except as otherwise provided, Silver Wheaton will not be entitled to any compensation if Luismin does not meet its forecasted silver production targets in any specified period or if Luismin shuts down its silver mining operations in Mexico.

Wheaton and Wheaton Subco’s obligations under the Wheaton Silver Purchase Agreement will not be guaranteed by Luismin.

Security and Negative Covenants

Luismin’s obligation under the Luismin Silver Purchase Agreement and Wheaton Subco’s obligation under the Wheaton Silver Purchase Agreement will be registered and secured (in a position which is subordinate to obligations arising from Wheaton’s existing US$75 million debt facilities entered into in June 2003, as amended) against title to the Luismin properties which are the subject matter of the agreement (both the real property and the mineral concessions) and to the fullest extent possible will constitute a covenant which runs with properties which are the subject matter of the Luismin Silver Purchase Agreement.

Subject only to the prior rights of Wheaton’s lenders under Wheaton’s existing US$75 million debt facilities entered into in June 2003, as amended, Luismin will covenant and agree with Wheaton Subco and Silver Wheaton Subco not to sell, mortgage, hypothecate or otherwise alienate any of its mining operations or properties which are the subject matter of the Luismin Silver Purchase Agreement unless the other party or parties to any such transaction acknowledge the existence of the Luismin Silver Purchase Agreement and covenant with Wheaton Subco and Silver Wheaton Subco to comply with the terms and provisions of the agreement.

Expansion Capital Expenditures

The Wheaton Silver Purchase Agreement will outline the projected capital expenditures for existing Luismin mining operations (the “Projected Capital Expenditures”).  Silver Wheaton will be obligated to pay to Wheaton Subco under the Wheaton Silver Purchase Agreement additional amounts from time to time equal to 50% of any capital expenditures required to be made by Luismin at Luismin’s mining operations in excess of 110% of the Projected Capital Expenditures (the “Silver Wheaton Share of Capital Expenditures”).

Silver Wheaton Management Matters

Following the closing of the Silver Transaction, the board of directors of Silver Wheaton will be reconstituted and comprised of five persons, three of whom are independent and unrelated directors, being John Brough, Peter Gillin, Eduardo Luna, Wade Nesmith and Ian Telfer.  Eduardo Luna, a director of Wheaton and the President of Luismin, will be appointed as Chairman and interim Chief Executive Officer of Silver Wheaton.  A brief description of the background of the proposed board of directors is as follows:

John Brough – President of Torwest, Inc. (real estate development company).  Former Chief Financial Officer of Markborough Properties Inc. and currently Director and Chairman of the Audit Committee of Kinross Gold Corporation (gold mining company).

Peter Gillin – Chairman and Chief Executive Officer of Tahera Diamond Corporation (diamond exploration and development company). Former President and Chief Executive Officer of Zemex Corporation (industrial minerals corporation) and former Vice Chairman and Director of N.M. Rothschild & Sons Canada Limited (investment bank).

Eduardo Luna – Executive Vice President and Director of Wheaton and President of Luismin.  Former Chairman of the Silver Institute and former Chairman of the Mexican Chamber of Mines.

Wade Nesmith – Associate Counsel of Lang Mitchener LLP (law firm).  Former Superintendent of Brokers for the Province of British Columbia and currently Chairman of the Executive Committee and Compensation Committee and member of the Audit Committee of Oxford Automotive, Inc. (tier-one auto parts manufacturer).

Ian Telfer – Chairman and Chief Executive Officer of Wheaton since 2001.  Former President, Chief Executive Officer and founder of TVX Gold Inc. and Director of Lihir Gold Inc.

Initially, the Silver Wheaton management team will be made up of senior members of Wheaton’s management team.  As soon as possible following completion of the transaction, Silver Wheaton will seek out and appoint a new Chief Executive Officer who is independent of Wheaton.

Administration and Head Office

Initially, Silver Wheaton will operate out of Wheaton’s offices in Vancouver.  As soon as a new independent management team is in place, Silver Wheaton’s offices may move to independent facilities.

An administration and management services agreement will be entered into by Silver Wheaton with Wheaton reimbursing Wheaton for its office facilities and the services of its personnel.

Principal Closing Conditions

Conditions to completion of the Silver Transaction will include, among other things:

(i)

each of the parties being completely satisfied, in their sole discretion with due diligence undertaken with respect to the other parties to the transaction;

(ii)

all regulatory approvals being received, including those of the TSX Venture Exchange (and TSX) and that the Silver Wheaton common shares to be issued being listed for trading as of the closing time;

(iii)

there being no material adverse change in the business affairs, properties, condition (financial or otherwise) or prospects for either Silver Wheaton or Luismin;

(iv)

receipt of any third party consents necessary to consummate the transaction;

(v)

customary legal opinions;

(vi)

execution of all requisite definitive agreements;

(vii)

completion by Silver Wheaton of the Silver Wheaton Financing on terms and conditions satisfactory to Wheaton; and

(viii)

approval of the board of directors of each of Wheaton River and Silver Wheaton and of the shareholders of Silver Wheaton.

Closing is expected to occur in early September 2004.

The transactions cannot be completed until the required TSX Venture Exchange approval is obtained.  There can be no assurance that the transactions will be completed as proposed or at all.  Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transactions, any information released or received with respect to the transactions may not be accurate or complete and should not be relied upon.  Trading in the securities of Chap should be considered highly speculative.  The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of the press release or this material change report.

Silver Wheaton Post-Transaction

Following the completion of the Silver Transaction, and assuming completion of a Cdn$50 million equity financing, Silver Wheaton will have approximately 674 million common shares outstanding of which approximately 80% will be held by Wheaton.

Name Change and Share Consolidation

In connection with the transactions, Chap will seek shareholder approval to change its name to Silver Wheaton Corporation, to consolidate its outstanding common shares on a one for five basis and to expand its board of directors to at least 5 persons.  All share amounts described herein are before giving effect to such consolidation.

Luismin Mineral Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources for the Luismin properties as at December 31, 2003:

Proven and Probable Mineral Reserves(1)

			Grade		Contained Metal
Deposit	Category	Tonnes (000s)	Gold (grams per tonne)	Silver (grams per tonne)	Gold (ounces) (000s)	Silver (ounces) (000s)

Luismin (2)	Proven	880	5.16	414	145	11,670
- San Dimas	Probable	1,360	5.16	412	226	18,060
	Proven + Probable	2,240	5.16	413	371	29,730

Luismin (2)	Proven	530	3.75	64	64	1,090
- San Martin	Probable	500	3.37	120	54	1,940
with San Pedrito
	Proven + Probable	1,030	3.56	91	119	3,030

Total	Proven				209	12,760
	Probable				280	20,000
	Proven + Probable				489	32,760

Measured, Indicated and Inferred Mineral Resources (1)(3)

(excluding Proven and Probable Mineral Reserves)

			Grade		Contained Metal
Deposit	Category	Tonnes (000s)	Gold (grams per tonne)	Silver (grams per tonne)	Gold (ounces) (000s)	Silver (ounces) (000s)

Luismin (2)
- San Dimas	Inferred	12,900	3.3	317	1,380	131,800

Luismin (2)
- San Martin	Inferred	2,100	2.7	127	190	8,700

Total	Inferred				1,570	140,500

(1)

All Mineral Reserves  and Mineral Resources have been calculated as of December 31, 2003 in accordance with the “CIM Standards on Mineral Resources and Reserves — Definitions and Guidelines” prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the “CIM Standards”).

(2)

The Mineral Reserves and Mineral Resources for the Luismin properties set out in the table above have been estimated by Randy V.J. Smallwood, P.Eng. at Wheaton who is a qualified person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.  The Mineral Reserves are classified as proven and probable and the Mineral Resources are classified as Inferred, and in each case are based on the CIM Standards.

(3)

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

DATED this 23rd day of July, 2004.

Per:

“Ian W. Telfer”

Ian W. Telfer

Chairman and Chief Executive Officer